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EXHIBIT 4.2

                           NATIONAL AUTO CREDIT, INC.
    AUTHORIZED CAPITAL STOCK: 40,000,000 Shares Common Stock, par value $.05;
                2,000,000 Shares Preferred Stock, par value $.50




            OF SERIES C PREFERRED STOCK OF NATIONAL AUTO CREDIT, INC.


The Series C Preferred Stock has a par value of $.50 per share. The Series C Preferred Stock does not have voting rights. The Series C Preferred Stock is subject to forfeiture and return to the issuer in accordance with the terms set forth in a certain Merger Agreement dated December 15, 2000, entered into between National Auto Credit, Inc., Zoomlot Corporation and former shareholders of Zoomlot Corporation ("Merger Agreement"). No dividend shall be paid upon the Common Stock unless an amount equal to ten times such dividend shall be first paid to each share of Series B and Series C Preferred Stock. The Series C Preferred Stock has no other rights to dividends except as may otherwise be required by state law. In the event of liquidation, dissolution or winding up of the issuer, voluntary or involuntary, the Series C Preferred Stock will be entitled to receive an amount per share equal to ten times any amount payable to the Common Stock upon any such liquidation or dissolution.

At any time after the earlier of September 30, 2003 or the occurrence of a "Redemption Event," as defined in the Merger Agreement, but in any event, no earlier than January 1, 2003, the holder of a share of Series C Preferred Stock will be entitled to redeem each such share for a cash payment by the issuer equal to the greater of: (a) $15.00 (as adjusted for any stock splits, stock dividends, recapitalizations or the like) plus all declared but unpaid dividends on such shares or (b) ten (10) times the fair market price of a share of Common Stock as of the date notice of redemption is received by the Company. Any shares of Series C Preferred Stock, however, that are subject to the forfeiture may not be redeemed until such forfeiture provisions no longer apply. The issuer also has certain rights at any time after January 4, 2001, to redeem all or any portion of the outstanding shares of Series C Preferred Stock by paying to the holder of such shares being redeemed an amount equal to the product of (A) the number of shares of Series C Preferred Stock being redeemed times (B) the greater of (x) $15.00 (as adjusted for any stock splits, stock dividends, recapitalizations or the like) plus all declared but unpaid dividends on such shares or (y) ten (10) times the Fair Market Value of a share of Common Stock as of the date the notice of redemption was given to the holder of shares of Series C Preferred Stock. To the extent any holder should possess non-forfeitable shares of Series C Preferred Stock at the time the Company gives any notice of redemption, such shares of non-forfeitable Series C Preferred Stock shall be surrendered to the Company, prior to the surrender of forfeitable Series C Preferred Stock.

WITNESS THE FACSIMILE SEAL OF THE CORPORATION AND THE FACSIMILE SIGNATURES OF ITS DULY AUTHORIZED OFFICERS.


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SECRETARY                                  PRESIDENT